Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Partners of

Star Gas Partners, L.P.:

We consent to the incorporation by reference in registration statement No. 333-49751 on Form S-4 of Star Gas Partners, L.P. and subsidiaries of our report dated December 10, 2008, with respect to the consolidated balance sheets of Star Gas Partners, L.P. and subsidiaries as of September 30, 2008 and 2007, and the related consolidated statements of operations, partner’s capital and comprehensive income (loss), and cash flows for each of the years in the three-year period ended September 30, 2008, the related financial statement schedules, and the effectiveness of internal control over financial reporting as of September 30, 2008, which report appears in the September 30, 2008 annual report on Form 10-K of Star Gas Partners, L.P. and subsidiaries.

KPMG LLP

Stamford, Connecticut

December 10, 2008